Exhibit 99.2

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ERIC SINGER,	:
:
Plaintiff,	:
:
v.	:	C.A. No. _____________
:
YUME, INC.,	:
a Delaware corporation,	:
:
Defendant.	:

VERIFIED COMPLAINT
PURSUANT TO SECTION 8 DEL. C. § 220(d)

Plaintiff Eric Singer (“Plaintiff” or “Singer”), by and through his undersigned counsel, upon knowledge as to himself and upon information and belief as to all other matters, alleges for his Verified Complaint as follows:

NATURE OF THE ACTION

1.           This is an action brought pursuant to Section 220(d) (“Section 220(d)”) of the Delaware General Corporation Law (“DGCL”) to compel defendant YuMe, Inc. (“YuMe” or the “Company”) to make available to Singer, a duly elected director of YuMe, certain books and records relating to the performance of the Company, the management of the Company and the processes of the Company’s Board of Directors (the “Board”).  The books and records request is being made in order for Singer to discharge his fiduciary duties as a director of the Company.

2.           As part of a proxy contest launched to address the Company’s poor financial performance and corporate governance issues, among other things, Singer was elected to the Board with overwhelming stockholder support in May of 2016.

3.           In order to carry out his duties as a director and to fulfill the mandate of YuMe’s stockholders, Singer has made two separate written demands to inspect certain of the Company’s books and records.  The Company, however, has stymied those efforts, has refused to provide much of the requested information and is attempting to block Singer from fulfilling the stockholder mandate.  Thus, Singer seeks relief in this Court.

Parties

4.           Plaintiff Eric Singer is a resident of New York and a director of Defendant YuMe, Inc.

5.           Defendant YuMe, Inc. is a Delaware corporation with its principal corporate offices at 1204 Middlefield Road, Redwood City, CA 94063.  YuMe’s registered agent is Incorporating Services, Ltd., 3500 S DuPont Highway, Dover, Delaware 19901.  YuMe is a multi-screen video advertising technology company that holds itself out as defining the next generation of TV brand advertising as TV viewing audiences continue to fragment across screens, content types, and different consumer electronic platforms.  Founded in 2004, YuMe went public in 2013, and its common stock is listed on the New York Stock Exchange under the symbol “YuMe.”

6.           Singer is the Founder and Managing Member of VIEX Capital Advisors, LLC (“VIEX”), which is deemed to beneficially own approximately 15.8% of the outstanding common stock of YuMe.

VIEX Acquires A Significant Stake In The Company

7.           On October 7, 2015, VIEX filed its initial Schedule 13D to report an ownership of greater than 5% of the common stock of YuMe.  In that Schedule 13D, VIEX called upon the Board to focus on strategic alternatives to maximize stockholder value and be accountable to stockholders on capital allocation.  VIEX recommended YuMe undertake a self tender which could result in EBITDA accretion and reduce YuMe’s over capitalized balance sheet.  VIEX also argued, among other things, that EBITDA margins could be enhanced through more disciplined management of operating expenses.

8.           Between September 2015 and March 2016, Singer, on behalf of VIEX, had numerous public and private communications with YuMe’s management and the Board intended to address the Company’s under performance, depressed stock price, capital allocation, questionable executive compensation practices and other concerns.

The Proxy Context

9.           On March 4, 2016, VIEX nominated Singer and Elias Nader to YuMe’s eight person Board and submitted a non-binding stockholder proposal to declassify the Board.  During the proxy campaign, VIEX argued that stockholder representation was needed on the YuMe Board due to:

•	Poor total stockholder return including a 68% decline in the stock price since YuMe’s IPO until one day prior to VIEX’s initial Schedule 13D filings.

•	Disastrous operational performance including a 40% decrease in retained earnings from September 30, 2013 through December 31, 2015 and $20.1 million in cumulative losses incurred.

•	Poor capital allocation in the form of heavy investment and global expansion without a correlating increase in revenue or profitability.

•	Repeatedly missed self-imposed financial targets.

•	Lack of alignment of interests with stockholders including high executive compensation despite poor performance, and dilutive stock base compensation.

•	Poor corporate governance.

10.           Despite public support for VIEX’s nominees from the Company’s second largest stockholder, who owns more than 10% of YuMe’s outstanding stock, and the support of the three leading proxy advisory firms, YuMe refused to settle the proxy contest if such settlement included the appointment of Singer to the Board.

11.           On May 27, 2016, YuMe held its annual meeting of stockholders.  At that meeting, Singer  received overwhelming stockholder support and was elected with 22,329,562 out of 28,056,838 votes cast.  VIEX’s other nominee to the Board, Elias Nader, was also elected with overwhelming stockholder support and received 21,503,311 votes.

The First Demand

12.           In order to carry out his fiduciary duties as a newly elected director and to fulfill the clear mandate of the stockholders that the Company’s underperformance be addressed, on June 1, 2016, Singer sent the Company a written demand to examine certain of the books and records of the Company (the “First Demand”).  Singer sent the First Demand to YuMe’s General Counsel, Paul Porrini (“Porrini”), and copied the Company’s Chairman and Chief Executive Officer, Jayant Kadambi.  A true and correct copy of the First Demand is attached hereto as Exhibit A.

13.           Singer’s First Demand sought various categories of documents concerning the history of the Company and its Board.  The First Demand included requests for basic company information such as the Company’s organizational chart and list of employees by office and geography.

14.           Singer’s First Demand also sought information regarding YuMe’s Board including, “board/committee packages,” materials that were disseminated to the Board and the committees of the Board in preparation for meetings, and minutes of meetings of the Board and its committees in each case, for the prior three years.

15.           Singer’s First Demand also sought documents concerning Board processes related to capital allocation, approval of operating expenses, the Company’s operating plans, budgets and internal projections, and presentations and studies prepared for the Company by investment bankers or other strategic advisors.

16.           On June 2, 2016, Porrini responded to Singer that the requested information would be uploaded to a Board portal where Singer could access the information.

17.           Thereafter, on June 8, 2016, Singer received access to the portal.  However, virtually none of the information requested in the First Demand had been uploaded to the Board portal.

The Second Demand

18.           On June 9, 2016, Singer sent a second written request to Porrini indicating that the information provided through the Board portal fell far short of the original request.  Singer demanded pursuant to Section 220(d) that all of the information be made available by June 13, 2016 (the “Second Demand”).  A true and accurate copy of the Second Demand is attached hereto as Exhibit B.

19.           On June 13, 2016, additional material was uploaded to the Board portal, but did not include key information that was requested such as investment banker presentations and the Company data that went into such presentations, backup and reports relating to reimbursement of travel and entertainment expenses, backup to management projections to support public company guidance and expectations (such as internal projections and analysis), competitive bid process/reports for third-party services (including accounting, legal, insurance, etc.) and analysis regarding the opening of international offices.  Much of the information that was provided also contained heavy redactions with no indication as to the basis for withholding the information.

20.           This key information is the type of information a director needs to understand the Company’s strategic plans, strategy toward capital allocation, and support for public company guidance and other expectations.  The requested information also goes to key aspects of Singer’s overwhelmingly successful proxy campaign.  The requested information should be readily available to the Company to be delivered to Singer with ease.

21.           Accordingly, Singer needs to receive all the requested information and confirmation from the Company that what is provided is the entire universe of information responsive to his requests.

COUNT I

(Inspection of Books and Records Pursuant to 8 Del. C. §220(d))

22.           Singer repeats and realleges the allegations set forth above as if fully set forth herein.

23.           In his capacity as a director of the Company, Singer has requested certain books and records of the Company.

24.           Singer’s purpose for requesting these books and records is proper and relates to the financial well-being of both the Company and its stockholders, as well as management of the Company by the Board.  Singer’s requests are reasonably related to Singer’s interests as a director of the Company.

25.           Despite Singer’s demands, the Company has refused to provide Singer with all of the information requested.

26.           The information requested in the First Demand and Second Demand is necessary for Singer to carry out his duties as a director and to evaluate and protect the interests of all YuMe stockholders.

27.           Singer has no adequate remedy at law.

WHEREFORE, Singer respectfully requests that this Court enter an Order pursuant to Section 220(d):

a.           Summarily directing YuMe to immediately provide to Singer all the information requested in the First Demand and Second Demand for the proper purposes articulated therein and to provide the basis for any withheld or redacted information;

b.           Awarding Singer his costs, fees and expenses, including reasonable attorneys’ fees in connection with this Action; and

c.           Granting Singer such other and further relief as the Court deems just and proper.

PROCTOR HEYMAN ENERIO LLP

/s/ Patricia L. Enerio__________________
Patricia L. Enerio (# 3728)
Aaron M. Nelson (# 5941)
300 Delaware Avenue, Suite 200
Wilmington, DE 19801
(302) 472-7300

Attorneys for Plaintiff Eric Singer

OF COUNSEL:

OLSHAN FROME WOLOSKY, LLP
Thomas J. Fleming
Howard J. Smith
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2300

Dated:           June 16, 2016

EXHIBIT A

TO THE COMPLAINT

From: "pporrini@yume.com" <pporrini@yume.com>
Date: June 2, 2016 at 3:46:24 PM EDT
To: Eric Singer <singer@viexcapital.com>
Cc: "jkadambi@yume.com" <jkadambi@yume.com>
Subject: RE: Director Request

Eric – Thanks for your email and welcome again to the board.  I will have our customary director orientation manual delivered to your and Elias’ office on Monday morning.  Other requested information is being loaded onto our board portal (Diligent)  for your review in the coming days. You will see login instructions for the  portal in the front flap of the orientation manual.  I will revert shortly with dates in the coming weeks for an orientation meeting. Alternatively, you indicated that you are routinely in  the bay area so, for efficiency purposes, perhaps you could let us know when you are next scheduled to be in the bay area and we can work around your schedule.  Otherwise, we could consider teleconferencing you into a meeting in which Elias participates locally.  Let me know your preference.
Paul

From: Eric Singer [mailto:singer@viexcapital.com]
Sent: Wednesday, June 01, 2016 9:02 AM
To: Paul Porrini <pporrini@yume.com>
Cc: Jayant Kadambi <jkadambi@yume.com>
Subject: Director Request

Dear Paul,

As a new director of YuMe and in order to discharge my fiduciary duties, I would like copies of the following books and records of the Company sent to me no later than Monday, June 6, 2016.  As you are aware, I was elected to the Board with overwhelming stockholder support and with a clear and urgent mandate to address the Company’s poor performance.  Understanding the history of the Company and Board processes is essential to my active and informed participation on the YuMe Board and believe any failure by management or Company counsel to promptly produce the requested material, will be interpreted as an attempt to obstruct my ability to properly fulfill my director responsibilities. In addition, I would like to schedule a date for an in-house orientation meeting with senior management for Elias and me.  Please advice of a few dates in the upcoming weeks. Thank you in advance for your prompt attention.

Regards,

Eric Singer

-       organizational chart

-       list of headcount by office and geography

-       all “board/committee packages” including all materials that were disseminated to the Board and the committees of the Board in preparation for meetings of the Board and the committees during the past three years, including financial projections and allocation of public company costs [if necessary, material relating to the proxy contest can be redacted as appropriate]

-       all minutes of meetings of the Board and all committees of the Board that were held during the past three years [if necessary, minutes relating to the proxy contest can be redacted as appropriate]

-       all unanimous written consents of the Board and the committees of the Board that were executed during the past three years [if necessary, consents relating to the proxy contest can be redacted as appropriate]

-       all records relating to reimbursement by the Company of all business expenses (travel, entertainment, club, dining, transportation, communication and the like) incurred during the past 2 years by the CEO and the top three travel spenders, including, but not limited to, copies of all expense reports and receipts submitted by such persons documenting expenses for which each had sought reimbursement and corresponding documentation reflecting the amounts actually remitted by the Company to each as reimbursement for such expenses and the amounts for which reimbursement was denied by the Company (including any explanations of the basis for approving or denying such reimbursement requests)

-       audit committee report investigating the CEO’s travel and entertainment

-       list of family members of section 16 officers that work at YuMe

-       all presentations and studies prepared for the Company by investment bankers or other strategic advisors during the past three years

-       all correspondence relating to strategic inbound inquiries and related discussions

-       all of the Company’s operating plans, budgets and internal projections prepared during the past three years, including all related data to support the Company’s public statements relating to profitability and EBITDA margins of the Company’s domestic operations

-       annual goals, milestones and objectives established for each executive officer and evaluations of the executive officers’ performance against those goals, milestones and objectives for the past three years

-       all material agreements entered into by the Company during the past three years with the Company’s service providers, including audit, legal and insurance and any related analysis undertaken by the Company regarding the competitive bidding process undertaken before such service providers were retained

-       all reports, analysis, studies, projections undertaken before signing corporate leases globally.

EXHIBIT B

TO THE COMPLAINT

From: Eric Singer <singer@viexcapital.com>
Date: June 9, 2016 at 1:49:39 PM EDT
To: "pporrini@yume.com" <pporrini@yume.com>
Subject: Information requests

Paul,

I received access to the board portal yesterday and believe the materials uploaded to that portal fall far short of my original request.  My original request was intended to educate me about YuMe’s operations, business, strategy and management and to allow me to discharge my fiduciary duties as a director.  Given the overwhelming support I received from stockholders at the annual meeting, I had hoped that management and the incumbent Board would understand the urgent need to address the serious problems facing the Company.  It is therefore shocking that the Board is refusing to call a Board meeting immediately and apparently is now refusing to provide me with basic and readily accessible information for me to become fully informed as a director.

I therefore demand, in accordance with Section 220(d) of the Delaware General Corporation Law, that all of the information I requested be sent to me (preferably in hard copy by Fedex) no later than Monday, June 13th or I will pursue other remedies, including filing a lawsuit with the Delaware courts.  For your convenience, I have reposted my original request below, with commentary on what has been uploaded to the portal.

-       organizational chart [I have reviewed]

-       list of headcount by office and geography [Please provide per office]

-       all “board/committee packages” including all materials that were disseminated to the Board and the committees of the Board in preparation for meetings of the Board and the committees during the past three years, including financial projections and allocation of public company costs [if necessary, material relating to the proxy contest can be redacted as appropriate]

-       all minutes of meetings of the Board and all committees of the Board that were held during the past three years [if necessary, minutes relating to the proxy contest can be redacted as appropriate]

-       all unanimous written consents of the Board and the committees of the Board that were executed during the past three years [if necessary, consents relating to the proxy contest can be redacted as appropriate]  [Please provide for 3 years, not just past year]

-       all records relating to reimbursement by the Company of all business expenses (travel, entertainment, club, dining, transportation, communication and the like) incurred during the past 2 years by the CEO and the top three travel spenders, including, but not limited to, copies of all expense reports and receipts submitted by such persons documenting expenses for which each had sought reimbursement and corresponding documentation reflecting the amounts actually remitted by the Company to each as reimbursement for such expenses and the amounts for which reimbursement was denied by the Company (including any explanations of the basis for approving or denying such reimbursement requests)  [Please specifically provide reports relating to the renting of a summer house in the Hamptons]

-       audit committee report investigating the CEO’s travel and entertainment [I have reviewed]

-       list of family members of section 16 officers that work at YuMe [please confirm no family members work at YuMe]

-       all presentations and studies prepared for the Company by investment bankers or other strategic advisors during the past three years [I saw the Baker presentations - please confirm whether this is the extent of all reports prepared by Bankers.  Please provide all reports prepared by Houlihan Lokey, including those related to capital allocation, and all business plans delivered to YuMe to facilitate Houlihan Lokey’s reports as well as business plans provided to facilitate other banker reports and confirm they are all that exists]

-       all correspondence relating to strategic inbound inquiries and related discussions

-       all of the Company’s operating plans, budgets and internal projections prepared during the past three years, including all related data to support the Company’s public statements relating to profitability and EBITDA margins of the Company’s domestic operations

-       annual goals, milestones and objectives established for each executive officer and evaluations of the executive officers’ performance against those goals, milestones and objectives for the past three years

-       all material agreements entered into by the Company during the past three years with the Company’s service providers, including audit, legal and insurance and any related analysis undertaken by the Company regarding the competitive bidding process undertaken before such service providers were retained

-       all reports, analysis, studies, projections undertaken before signing corporate leases globally.